Exhibit 99.1
News Release

For Immediate Release

Stantec acquires US survey and mapping firm Landmark Survey and Mapping
Addition enhances Stantec’s energy sector services in the United States

Washington, PA / Edmonton, AB (December 14, 2012) TSX, NYSE:STN

North American design firm Stantec continues to strengthen its presence in the Mid-Atlantic region of the United States, today announcing it has purchased the assets of survey and mapping firm Landmark Survey and Mapping, Inc. (LSM). Based in Washington, Pennsylvania, the 24-person firm specializes in surveying and mapping for oil and gas pipelines, a growing area of focus for Stantec.

“Our presence in the oil and gas sector in the United States is emerging, and LSM’s reputation and expertise enhances our position in the region,” says Stantec president and CEO Bob Gomes. “We have worked closely with LSM in the past and know that their culture and approach to doing business will fit very well into our organization.”

LSM employs licensed land surveyors and associated technicians with experience in all aspects of surveying and mapping, particularly in the oil and gas and power markets. The company has worked on surveys for all sizes and types of pipelines, using state-of-the art equipment such as electronic data collectors, global positioning systems, prism-less total stations, single- and multi-beam echo sounders, and 3D laser scanning. Their projects cross the United States, including work in Texas, Ohio, New York, Pennsylvania, and West Virginia.

“Joining the Stantec team gives our staff the opportunity to better serve our existing client base by tapping into the additional resources a global leader like Stantec provides,” says Jason Leadingham, LSM’s director of operations. “With our combined expertise and now greater local presence, we can offer a more diverse scope of services to our current clients and have a stronger base for developing new clients within the industries we serve.”

Stantec already employs over 400 staff in Pennsylvania, including nearly 150 in its Pittsburgh and Butler offices, which are within 60 miles of LSM’s base. LSM also has an office in North Canton, Ohio, joining Stantec’s 250 employees across that state. Today Stantec also completed the acquisition of Maryland-based Greenhorne & O’Mara, a 520-person transportation, environment, and infrastructure and design firm based in Laurel, Maryland. The addition further expands Stantec’s presence and services across the US Atlantic coast, particularly in the transportation sector and with the US federal government.

Stantec currently has over 2,000 engineering and environmental staff who provide a full spectrum of services to the oil and gas sector. These services were most recently and significantly augmented with the acquisition of Cimarron Engineering in Calgary and Edmonton, Alberta.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com.

Media Contact Alison Smith Stantec Media Relations Ph: (978) 577-1443 alison.smith@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	LSM Contact Jason Leadingham Director of Operations Ph: (618) 790-4498 jleadingham@landmarksurveyandmapping.com

One Team. Integrated Solutions.